Exhibit 99.1

Biodexa Enters Into Warrant Exercise Transaction for $2.3 Million in Gross Proceeds

September 15, 2026

Biodexa Pharmaceuticals PLC, (Nasdaq: BDRX) (“Biodexa” or the “Company”), a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs, today announced that it has entered into a warrant exercise agreement with an existing accredited investor to exercise certain outstanding warrants to purchase an aggregate of 2,204,218 American Depositary Shares (“ADSs”) of the Company (the “Existing Warrants”) at an exercise price of $1.05 for gross cash proceeds of approximately $2.3 million, before deducting financial advisor fees and other transaction expenses. The ADSs issuable upon the exercise of the existing warrants have been registered pursuant to an effective registration statement on Form F-1, as amended (File No. 333-297473).

In consideration for the immediate exercise of the Existing Warrants for cash, the exercising holder will receive new unregistered warrants to purchase an aggregate of up to 4,408,436 ADSs (the “New Warrants”). The New Warrants will have an exercise price of $1.05, will be immediately exercisable upon issuance, and will have a term of exercise of five (5) years. The closing of the warrant inducement transaction is expected to occur on or about September 15, 2026, subject to satisfaction of customary closing conditions.

Maxim Group LLC acted as warrant inducement agent and financial advisor in connection with the transaction.

The New Warrants described above were offered in a private placement pursuant to an applicable exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) and, along with the ADSs issuable upon their exercise, have not been registered under the Securities Act, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements. The New Warrants were offered only to accredited investors. The Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission covering the resale of the ADSs issuable upon exercise of the New Warrants.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Biodexa Pharmaceuticals PLC

The Company’s lead development programs include eRapa, under development for Familial Adenomatous Polyposis and Non-Muscle Invasive Bladder Cancer, MTX240 under development for Gastrointestinal Stromal Tumors (GIST) and tolimidone, under development for the treatment of type 1 diabetes.

eRapa is a proprietary oral capsule formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorigenesis.

MTX240 is a molecular glue, bringing two intracellular proteins, PDE3a and SLFN12, specifically co-expressed by GIST cancer cells, into close proximity to form a stable complex. This interaction stabilizes SLFN12, enabling it to drive RNase-mediated apoptosis in GIST cells through a mechanism independent of KIT signalling.

Tolimidone is an orally delivered, potent and selective inhibitor of Lyn kinase. Lyn is a member of the Src family of protein tyrosine kinases, which is mainly expressed in hematopoietic cells, in neural tissues, liver, and adipose tissue. Tolimidone demonstrates glycaemic control via insulin sensitization in animal models of diabetes and has the potential to become a first in class blood glucose modulating agent.

Biodexa’s headquarters and R&D facility is in Cardiff, UK. For more information visit www.biodexapharma.com.

Forward Looking Statements

Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States.  Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation.  All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements including. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not anticipate”, or “believes”, “intends”, “potential”, “under development”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved.”  Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause their actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein.

Reference should also be made to the risk factors described in the Company’s most recent annual report filed with the SEC, and to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements.  These forward-looking statements speak only as of the date of this announcement.  All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above.  Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.

For more information, please contact:

Biodexa Pharmaceuticals PLC

Stephen Stamp, CEO, CFO

Tel: +44 (0)29 20480 180

www.biodexapharma.com